UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 34)*

ESCALADE, INCORPORATED

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

296056-10-4

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 296056-10-4	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Robert E. Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 631,512.629
	6.	SHARED VOTING POWER 1,626,736
	7.	SOLE DISPOSITIVE POWER 631,512.629
	8.	SHARED DISPOSITIVE POWER 1,626,736
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,248.629 See Item 4(a).
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.74%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 296056-10-4	13G	Page 3 of 5 Pages

ITEM 1

(a)	NAME OF ISSUER: Escalade, Incorporated

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

817 Maxwell Avenue

Evansville, IN 47711

ITEM 2

(a)	NAME OF PERSON FILING: Robert E. Griffin

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

817 Maxwell Avenue

Evansville, IN 47711

(c)	CITIZENSHIP: U.S.A.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)	CUSIP NUMBER: 296056-10-4

ITEM 3

This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c)  ☒ .

ITEM 4

OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

2,258,248.629 shares. Mr. Griffin disclaims beneficial ownership interest of 1,326,736 shares owned by a family limited partnership and 300,000 shares owned by his spouse, except to the extent of his pecuniary interest therein. Such shares owned by the family limited partnership are also deemed to be beneficially owned by Mr. Griffin’s adult son, Patrick J. Griffin, which beneficial ownership is separately reported by Mr. Patrick J. Griffin.

CUSIP No. 296056-10-4	13G	Page 4 of 5 Pages

(b)	PERCENT OF CLASS:
16.74%

(c)	(i)	SOLE VOTING POWER: 631,512.629
(ii)	SHARED VOTING POWER: 1,626,736
(iii)	SOLE DISPOSITIVE POWER: 631,512.629
(iv)	SHARED DISPOSITIVE POWER: 1,626,736

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY

WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE

PARENT HOLDING COMPANY:

Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

CUSIP No. 296056-10-4	13G	Page 5 of 5 Pages

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10

CERTIFICATION

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

/s/ ROBERT E. GRIFFIN
ROBERT E. GRIFFIN